Exhibit 99.1

   Q3 2021 Presentation  05 November 2021  cover

 Forward looking statements  This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected utilization levels and tendering activity, demand, statements with respect to fully contracting our fleet, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” above, statements about our liquidity and our debt and discussions with our creditors, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

 Modern Fleet & Strong Operational Team …  Modern Fleet & Global Presence  Financial Results   Source: Company dataRigs in Mexico operated through a joint venture  Contracted  Available  UnderConstruction  28 Total Rig count      6    17    5    5    5    3    1    3    1    5    5  +36M  68.9  32.4  +16M  20.1  3.7  4%  45.6  47.4  33%  73  54.8  Revenue  Opex  EBITDA   Cash  Q2  Q3  3

KEY FINANCIALS Q3 2021

INCOME STATEMENT

USDm	YTD 2021	Q3 2021	Q2 2021	Q1 2021
Operating revenues	**176.2**	**73.0**	**54.8**	**48.4**
Rig operating and maintenance expenses	(141.8)	(45.6)	(47.4)	(48.8)
G&A	(27.2)	(7.7)	(7.8)	(11.7)
Total operating expenses	**(252.2)**	**(81.7)**	**(81.6)**	**(88.9)**
Operating loss	**(75.3)**	**(8.7)**	**(26.0)**	**(40.6)**
Income/(loss) from equity method investments	14.1	3.8	(5.7)	16.0
Other non-operating income	3.6	3.6	-	-
Total financial expenses net	(83.3)	(26.6)	(29.2)	(27.5)
Net loss	**(146.9)**	**(32.6)**	**(59.9)**	**(54.4)**
Adjusted EBITDA	**13.0**	**20.0**	**3.7**	**(10.7)**

BALANCE SHEET

Balance sheet (USDm)	Q3 2021	Q2 2021	Q1 2021
Total assets	3,108	3,142	3,173
Total liabilities	2,173	2,174	2,145
Total equity	936	968	1,028
Cash and cash equivalents	69	32	49

- **Revenues** increased by $18.2 million or 33% in comparison to the prior quarter primarily as a result of an increase in related party revenues and number of rig operating days
- **Rig operating and maintenance expenses** decreased by $1.8 million in comparison to the prior quarter
- **Total financial expenses** reflects the relatively low capital cost of the Company's debt, at an average interest rate of 4.7% YTD
- **Adjusted EBITDA** increased by $16.3 million quarter on quarter
- **Cash** increased by $36.5 million in comparison to the prior quarter and is driven by:
  - Cash used in operations of $7.0 million which includes interest payments of $11.2 million
  - Cash from investing activities was $43.5 million, consisting of repayments from equity method investments (the Mexico JVs) of $38.7 million, and disposal of equity method investments of $10.6 million, offset by additions to jack-up rigs of $5.8 million.



80.0
60.0
40.0
20.0
-
-20.0
$ million
48.4
-10.7
54.8
3.7
73.0
20.0
Q1 2021
Q2 2021
Q3 2021
Revenue
EBITDA

Borr Drilling

 FLEET STATUS NOVEMBER 2021  Source: Company’s Fleet Status Report  5

 POSITIVE MARKET FUNDAMENTALS  OIL PRICE AT 5 YEAR HIGH  OIL INVENTORIES AT 5 YEAR LOW  Source: Bloomberg, Brent Crude (CO1)Source: IEA, OECD total industry crude stock  US$/bbl  OECD Crude Stock (mbbl)  6

 DELIVERING CONTRACTS   BORR’S ACTIVE FLEET REACHING PRE-COVID LEVELS  BACKLOG INCREASING   Source: IHS Petrodata, Company data  # of contracted rigs  42% increase  2079 days  6330 days  Backlog Days (Firm Term)  173 days per contracted rig  372 days per contracted rig  7

WELL POSITIONED TO CAPTURE THE UPSIDE

UTILIZATION IS UP …



Utilization %
100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
Marketed Util %
Working Util %
84%
77.5%
75.5%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Current

TIGHTENING MODERN FLEET AVAILABILITY



Rigs #
100
90
80
70
60
50
40
30
20
10
0
87
(13)
(15)
Borr - 5
(30)
Borr - 6
29
Borr - ~20% of the preferred rig supply
Available Units
Stacked > 3yrs
Built < 2010
Under Construction
Actual Supply

Source: IHS Petrodata, Company data
Modern rigs represented as rigs built after year 2000

8

Borr Drilling

IN CONCLUSION    First milestone reached with regards to extending the 2023 debt maturities and commitments   Borr Drilling is increasingly well positioned to capitalise on the upturn  The Company had ten rigs available in Q2 – now reduced to six  Activating Ran, Gerd, Groa and Mist for contracts – 17 rigs currently committed  Cash balance doubled from Q2 to Q3